As filed with the Securities and Exchange Commission on June 13, 2008.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM S-8

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

ACURA PHARMACEUTICALS, INC.
(Exact Name of Registrant as Specified in Its Charter)

New York	11-0853640
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)

616 N. North Court, Suite 120, Palatine, Illinois 60067
(Address of Principal Executive Offices)

Acura Pharmaceuticals, Inc. 2005 Restricted Stock Unit Award Plan
(Full Title of the Plan)

Peter A. Clemens
Senior Vice President and Chief Financial Officer
Acura Pharmaceuticals, Inc.
616 N. North Court, Suite 120, Palatine, Illinois 60067
(Name and Address Of Agent For Service of Process)
________________________________

With a Copy to:

John P. Reilly, Esq.
LeClairRyan
Two Penn Plaza East, Newark, New Jersey 07105
(973) 491-3600
________________________________

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a small reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☑ (Do not check if a small reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Securities To Be Registered	Amount To Be Registered (1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock $.01 par value per share, issuable for Restricted Stock Units	500,000	$9.04	$4,520,000.00	$177.64	(2)

(1) The aggregate amount of securities registered hereunder is 500,000 shares of Common Stock underlying Restricted Stock Units to be granted under the 2005 Restricted Stock Unit Award Plan, as amended. Pursuant to Rule 416 promulgated under the Securities Act of 1933, as amended, this Registration Statement covers such additional shares of Common Stock to be offered or issued to prevent dilution as a result of future stock splits, stock dividends or similar transactions. We previously registered 3,000,000 shares underlying Restricted Stock Units granted under the 2005 Restricted Stock Unit Award Plan (after giving effect to a 1 for 10 reverse stock split effected December 5, 2007) on Form S-8 (File No. 333-133172) filed with the Commission on April 10, 2006.

(2) The fee with respect to these shares has been calculated pursuant to paragraphs (h) and (c) of Rule 457 upon the basis of $9.04, the average of the high and low price per share of the Registrant's Common Stock on June 9, 2008, a date within five (5) business days prior to the date of filing of this Registration Statement, as reported by the Nasdaq Capital Market, and is based on the rate of $39.30 per million.

EXPLANATORY STATEMENT

We are filing this Registration Statement to register an additional 500,000 shares of our Common Stock for issuance pursuant to the Acura Pharmaceuticals, Inc. 2005 Restricted Stock Unit Award Plan, as amended (the "Plan"). We previously registered 3,000,000 shares (after giving effect to a 1 for 10 reverse stock split effected December 5, 2007) on Form S-8 on April 10, 2006 (File No. 333-133172).

This Registration Statement contains a reoffer prospectus to be used by certain of our officers, directors and employees and other Selling Stockholders with respect to the control securities acquired by them pursuant to the Registrant’s employee benefit plans – namely our 1995 Stock Option and Restricted Stock Purchase Plan, our 1998 Stock Option Plan, our 2008 Stock Option Plan and our 2005 Restricted Stock Unit Award Plan. Pursuant to Rule 429 of the Securities Act of 1933, as amended, this Registration Statement shall act as a Post-Effective Amendment to the Registration Statements on Form S-8 identified by the following Registration Numbers: 33-98396 (pursuant to which we previously registered shares underlying our 1995 Stock Option and Restricted Stock Purchase Plan), 333-63288 (pursuant to which we previously registered 8,100,000 shares underlying our 1998 Stock Option Plan), 333-123615 (pursuant to which we previously registered 11,900,000 shares underlying our 1998 Stock Option Plan), 333-133172 (pursuant to which we previously registered 3,000,000 shares under our 2005 Restricted Stock Unit Award Plan) and 333-151620 (pursuant to which we registered 6,000,000 shares underlying our 2008 Stock Option Plan).

i

PART I

Reoffer Prospectus

5,197,250 Shares

ACURA PHARMACEUTICALS, INC.

Common Stock

This reoffer prospectus relates to the offering and sale from time to time for the account of certain of our directors, executive officers and employees identified in this prospectus and other selling stockholders to be identified (each a “Selling Stockholder” and collectively the “Selling Stockholders”) of up to an aggregate of 5,197,250 shares of common stock, par value $.01 per share, of Acura Pharmaceuticals, Inc. The shares of common stock offered by this prospectus include 22,500 shares underlying options, which options were issued pursuant to our 1995 Stock Option and Restricted Stock Purchase Plan, 1,844,000 shares underlying options, which options were issued pursuant to our 1998 Stock Option Plan, 23,250 shares previously acquired upon exercise of options under the 1998 Stock Option Plan, 2,477,500 shares of common stock underlying outstanding Restricted Stock Unit awards granted under our 2005 Restricted Stock Unit Award Plan, 830,000 shares underlying options, which options were issued pursuant to our 2008 Stock Option Plan.

Except for the aggregate exercise price of the options exercised by the Selling Stockholders, and $0.01 per share for each Restricted Stock Unit we will not receive any of the proceeds from the sale of the common stock being offered by this reoffer prospectus. All expenses of registration incurred in connection with the offering being made by this reoffer prospectus are being borne by us, but any brokerage commissions and other expenses incurred by a Selling Stockholder will be borne by such Selling Stockholder.

The Selling Stockholders have advised us that the resale of their shares may be effected from time to time through public or private transactions, directly or through brokers or otherwise, and at market prices prevailing at the time of sale or at prices otherwise negotiated. The Selling Stockholders may sell the shares of common stock covered by this reoffer prospectus in a number of different ways and at varying prices. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution” beginning on page 22.

The common stock is traded in the NASDAQ Capital Market under the symbol “ACUR.” On June 5, 2008, the last sale price for the common stock as reported on the NASDAQ Capital Market was $8.99 per share.

See “Risk Factors” commencing on page 3 for certain information that should be considered by prospective investors.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS REOFFER PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this reoffer prospectus is June 13, 2008.

EXPLANATORY NOTE

This Prospectus contains the form of reoffer prospectus to be used by certain of our officers, directors and employees with respect to the control securities acquired or to be acquired by them pursuant to our employee benefit plans.

INFORMATION CONTAINED IN THIS PROSPECTUS

  You should rely only on the information provided or incorporated by reference in this prospectus or any prospectus supplement. Neither we nor the Selling Stockholders have authorized anyone to provide you with additional or different information. The Selling Stockholders are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus and any prospectus supplement is accurate only as of the date on the front of the document and that information incorporated by reference in this prospectus or any prospectus supplement is accurate only as of the date of the document incorporated by reference. In this prospectus and any prospectus supplement, unless otherwise indicated, “Acura,” “we,” “us” and “our” refer to Acura Pharmaceuticals, Inc. and its subsidiary, and do not refer to the Selling Stockholders. When we refer to “you” or “yours,” we mean the persons to whom offers are made hereunder. Aversion® and Acura® Pharmaceuticals are registered trademarks in the United States.

We refer to the U.S. Food and Drug Administration as the FDA.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus and in documents that we incorporate by reference into this prospectus constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. The most significant of such factors include, but are not limited to, our ability and the ability of King Pharmaceuticals Research and Development, Inc. (“King”) and other pharmaceutical companies, if any, to whom we may license our Aversion® Technology, to obtain necessary regulatory approvals and commercialize products utilizing the Aversion® Technology, the ability to avoid infringement of patents, trademarks and other proprietary rights of third parties, and the ability to fulfill the U.S. Food and Drug Administration’s (“FDA”) requirements for approving our product candidates for commercial manufacturing and distribution in the United States, including, without limitation, the adequacy of the results of the laboratory and clinical studies completed to date and the results of other laboratory and clinical studies, to support FDA approval of our product candidates, the adequacy of the development program for our product candidates, changes in regulatory requirements, adverse safety findings relating to our product candidates, the risk that the FDA may not agree with our analysis of our clinical studies and may evaluate the results of these studies by different methods or conclude that the results of the studies are not statistically significant, clinically meaningful or that there were human errors in the conduct of the studies or otherwise, the risk that further studies of our product candidates are not positive or otherwise do not support FDA approval or commercially viable product labeling, and the uncertainties inherent in scientific research, drug development, clinical trials and the regulatory approval process. Other important factors that may also affect future results include, but are not limited to: our ability to attract and retain highly skilled personnel; our ability to secure and protect its patents, trademarks and proprietary rights; litigation or regulatory action that could require us to pay significant damages or change the way we conduct our business; our ability to compete successfully against current and future competitors; our dependence on third-party suppliers of raw materials; our ability to secure U.S. Drug Enforcement Administration ("DEA") quotas and source controlled substances that constitute the active ingredients of our products in development; difficulties or delays in clinical trials for our product candidate or in the commercial manufacture and supply of our products; and other risks and uncertainties detailed in this prospectus supplement. When used in this prospectus supplement, the words "estimate," "project," "anticipate," "expect," "intend," "believe," and similar expressions are intended to identify forward-looking statements.

In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus and in documents that we incorporate by reference into this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, readers are cautioned not to place undue reliance on such forward-looking statements.

RISK FACTORS

Our future operating results may vary substantially from anticipated results due to a number of factors, many of which are beyond our control. The following discussion highlights some of these factors and the possible impact of these factors on future results of operations. If any of the following factors actually occur, our business, financial condition or results of operations could be materially harmed. In that case, the value of our common stock could decline substantially.

Risks Relating to Our Business and Industry

We have a History of Operating Losses and May Not Achieve Profitability Sufficient to Generate a Positive Return on Shareholders’ Investment.

We had operating income of $12,132,000 and net income of $7,449,000 for the three months ended March 31, 2008 and a net operating loss of $ 1,974,000 and a net loss of $ 9,159,000 for the three months ended March 31, 2007. We had a net loss of $4.3 million for the year ended December 31, 2007 and net losses of $6.0 million and $12.1 million for calendar years 2006, and 2005, respectively. At March 31, 2008, our accumulated deficit was approximately $314.4 million. Our consolidated financial statements for the calendar years 2006, 2005 and 2004 were prepared on a “going concern” basis. Our future profitability will depend on several factors, including: (i) our receipt of milestone payments and royalties relating to products developed and commercialized under our license agreement (“King Agreement”) with King Pharmaceuticals Research and Development, Inc. (“King”), and (ii) the successful commercialization by King and other future licensees (if any) of products incorporating our Aversion® Technology without infringing the patents and other intellectual property rights of third parties. We cannot assure you that we will ever have a product approved for commercialization by the FDA or that we or our licensees will bring any product to market.

We recognized revenue of approximately $17.1 million in the three months ended March 31, 2008 and $6.6 million in the quarter ended December 31, 2007 from payments received under the King Agreement. However, we have not yet generated any revenues from product sales. Even if we succeed in commercializing one or more of our product candidates, we expect to continue to use cash resources in our operations for the foreseeable future. We anticipate that our expenses may increase in the foreseeable future as a result of continued development of our product candidates, maintaining, defending and expanding the scope of our intellectual property, and the hiring of additional personnel.

We will need to generate royalty revenues from product sales to achieve and maintain profitability. If we cannot successfully develop, obtain regulatory approval for and commercialize our product candidates licensed to King under the King Agreement or other product candidates under similar license agreements anticipated to be negotiated and executed with other pharmaceutical company partners, of which no assurance can be given, we will not be able to generate such royalty revenues or achieve future profitability. Our failure to achieve or maintain profitability would have a material adverse impact on the market price of our common stock.

We Must Rely on Current Cash Reserves, Technology Licensing Fees and Third Party Financing to Fund Operations

Pending the receipt of milestone payments and royalties, if any, under the King Agreement or under similar license agreements anticipated to be negotiated and executed with other pharmaceutical company partners, of which no assurance can be given, we must rely on our current cash reserves and third-party financing to fund operations and product development activities. No assurance can be given that current cash reserves will be sufficient to fund the continued operations and development of our product candidates until such time as we generate additional revenue from the King Agreement or similar license agreements anticipated to be negotiated and executed with the other pharmaceutical company partners. Moreover, no assurance can be given that we will be successful in raising additional financing or, if funding is obtained, that such funding will be sufficient to fund operations until product candidates incorporating our Aversion® Technology may be commercialized.

Our Product Candidates Are Based on Technology That Could Ultimately Prove Ineffective

We are committing a majority of our resources to the development of Acurox™ (oxycodone HCl and niacin) Tablets and other product candidates incorporating our Aversion® Technology. Additional clinical and non-clinical testing will be required to continue development of Acurox™ Tablets and for the development, preparation and submission of a 505(b)(2) New Drug Application (“NDA”) with the FDA. There can be no assurance that Acurox™ Tablets or any other product candidate developed using Aversion® Technology will achieve the primary end points in the required clinical studies or perform as intended in other pre-clinical and clinical studies leading to commercially viable product candidates, product labeling, or leading to a NDA submission. If a NDA is submitted to the FDA for Acurox™ Tablets or any other product candidates, there can be no assurances that the FDA will accept such submission for filing and subsequently approve such NDA with commercially viable product labeling or to ultimately approve such product candidates for commercial distribution. Our failure to successfully develop and achieve final FDA approval of a product candidate utilizing Aversion® Technology will have a material adverse effect on our financial condition.

If Pre-Clinical or Clinical Testing For Our Product Candidates Are Unsuccessful or Delayed, We Will Be Unable to Meet Our Anticipated Development and Commercialization Timelines

To obtain FDA approval to commercially market any of our product candidates, we or our licensees must submit to the FDA a NDA demonstrating, among other things, that the product candidate is safe and effective for its intended use. This demonstration requires significant pre-clinical and clinical testing. As we do not possess the resources or employ all the personnel necessary to conduct such testing, we rely on contract research organizations (“CROs”) for the majority of this testing with our product candidates. As a result, we have less control over our development program than if we performed the testing entirely on our own. Third parties may not perform their responsibilities on our anticipated schedule. Delays in our development programs could significantly increase our product development costs and delay product commercialization. In addition, many of the factors that may cause, or lead to a delay in the development program, may also ultimately lead to denial of regulatory approval of a product candidate.

The commencement of clinical trials with our product candidates may be delayed for several reasons, including but not limited to delays in demonstrating sufficient pre-clinical safety required to obtain regulatory approval to commence a clinical trial, reaching agreements on acceptable terms with prospective licensees, manufacturing and quality assurance release of a sufficient supply of a product candidate for use in our clinical trials and/or obtaining institutional review board approval to conduct a clinical trial at a prospective clinical site. Once a clinical trial has begun, it may be delayed, suspended or terminated by us or regulatory authorities due to several factors, including ongoing discussions with regulatory authorities regarding the scope or design of our clinical trials, failure to conduct clinical trials in accordance with regulatory requirements, lower than anticipated recruitment or retention rate of patients in clinical trials, inspection of the clinical trial operations or trial sites by regulatory authorities, the imposition of a clinical hold by FDA, lack of adequate funding to continue clinical trials, and/or negative or unanticipated results of clinical trials.

Clinical trials required by the FDA for commercial approval, may not demonstrate safety or efficacy of our product candidates. Success in pre-clinical testing and early clinical trials does not ensure that later clinical trials will be successful. Results of later clinical trials may not replicate the results of prior clinical trials and pre-clinical testing. Even if the results of our pivotal phase III clinical trials are positive, we and our licensees may have to commit substantial time and additional resources to conduct further pre-clinical and clinical studies before we or our licensees can submit NDAs or obtain regulatory approval for our product candidates.

Clinical trials may be expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. Further, if participating subjects or patients in clinical studies suffer drug-related adverse reactions during the course of such trials, or if we, our licensees or the FDA believes that participating patients are being exposed to unacceptable health risks, we or our licensees may suspend the clinical trials. Failure can occur at any stage of the trials, and we or our licensees could encounter problems causing the abandonment of clinical trials or the need to conduct additional clinical studies, relating to a product candidate.

Even if our clinical trials are completed as planned, their results may not support commercially viable product label claims. The clinical trial process may fail to demonstrate that our product candidates are safe and effective for their intended use. Such failure would cause us or our licensees to abandon a product candidate and may delay the development of other product candidates.

We or Our Licensees May Not Obtain Required FDA Approval; the FDA Approval Process is Time-Consuming and Expensive

The development, testing, manufacturing, marketing and sale of pharmaceutical products are subject to extensive federal, state and local regulation in the United States and other countries. Satisfaction of all regulatory requirements typically takes many years, is dependent upon the type, complexity and novelty of the product candidate, and requires the expenditure of substantial resources for research, development and testing. Substantially all of our operations are subject to compliance with FDA regulations. Failure to adhere to applicable FDA regulations by us or our licensees would have a material adverse effect on our operations and financial condition. In addition, in the event we are successful in developing product candidates for sale in other countries, we would become subject to regulation in such countries. Such foreign regulations and product approval requirements are expected to be time consuming and expensive.

We or our licensees may encounter delays or rejections during any stage of the regulatory approval process based upon the failure of clinical or laboratory data to demonstrate compliance with, or upon the failure of the product candidates to meet, the FDA’s requirements for safety, efficacy and quality; and those requirements may become more stringent due to changes in regulatory agency policy or the adoption of new regulations. After submission of an NDA, or a 505(b)(2) NDA the FDA may refuse to file the application, deny approval of the application, require additional testing or data and/or require post-marketing testing and surveillance to monitor the safety or efficacy of a product. The FDA commonly takes one to two years to grant final approval for a NDA, or 505(b)(2) NDA. Further, the terms of approval of any NDA including the product labeling may be more restrictive than we or our licensees desire and could affect the marketability of products incorporating our Aversion® Technology.

Even if we comply with all FDA regulatory requirements we or our licensees may never obtain regulatory approval for any of our product candidates. If we or our licensees fail to obtain regulatory approval for any of our product candidates, we will have fewer saleable products and correspondingly lower revenues. Even if regulatory approval of our products is received, such approval may involve limitations on the indicated uses or promotional claims we or our licensees may make for our products.

The FDA also has the authority to revoke or suspend approvals of previously approved products for cause, to debar companies and individuals from participating in the drug-approval process, to request recalls of allegedly violative products, to seize allegedly violative products, to obtain injunctions to close manufacturing plants allegedly not operating in conformity with current Good Manufacturing Practices (cGMP) and to stop shipments of allegedly violative products. In the event the FDA takes any such action relating to our products, (if any are approved by FDA) would have a material adverse effect on our operations and financial condition.

We Must Maintain FDA Approval to Manufacture Clinical Supplies of Our Product Candidates at Our Facility; Failure to Maintain Compliance with FDA Requirements May Prevent or Delay the Manufacture of Our Product Candidates and Costs of Manufacture May Be Higher Than Expected

We have constructed and installed the equipment necessary to manufacture clinical trial supplies of our Aversion® Technology product candidates in tablet formulations at our Culver, Indiana facility. To be used in clinical trials, all of our product candidates must be manufactured in conformity with current Good Manufacturing Practice (cGMP) regulations as interpreted and enforced by the FDA. All such product candidates must be manufactured, packaged, and labeled and stored in accordance with cGMPs. Modifications, enhancements or changes in manufacturing sites of marketed products are, in many circumstances, subject to FDA approval, which may be subject to a lengthy application process or which we may be unable to obtain. Our Culver, Indiana facility, and those of any third-party manufacturers that we or our licensees may use, are periodically subject to inspection by the FDA and other governmental agencies, and operations at these facilities could be interrupted or halted if such inspections are unsatisfactory. Failure to comply with FDA or other governmental regulations can result in fines, unanticipated compliance expenditures, recall or seizure of products, total or partial suspension of production or distribution, suspension of FDA review of our product candidates, termination of ongoing research, disqualification of data for submission to regulatory authorities, enforcement actions, injunctions and criminal prosecution. We do not have the facilities, equipment or personnel to manufacture commercial quantities of our product candidates and therefore must rely on our licensees or other qualified companies with appropriate facilities and equipment to contract manufacture commercial quantities of products utilizing our Aversion® Technology.

We Develop and Formulate Our Products, and Manufacture Laboratory and Clinical Supplies, at a Single Location. Any Disruption at this Facility Could Adversely Affect Our Business and Results of Operations.

We rely on our Culver, Indiana facility to conduct the development and formulation of our product candidates and the manufacture of laboratory and clinical supplies of our product candidates. If the Culver, Indiana facility were damaged or destroyed, it would be difficult to replace and could require substantial lead-time to repair or replace. If this facility were affected by a disaster, we would be forced to rely on third-party contract research organizations and manufacturers. Although we believe we possess adequate insurance for damage to our property and for the disruption of our business from casualties, such insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all. Any disruptions or delays at our Culver, Indiana facility could impair our ability to develop our product candidates incorporating the Aversion® Technology, which could adversely affect our business and results of operations.

Our Operations are Subject to Environmental, Health and Safety, and other Laws and Regulations, with which Compliance is Costly and which Exposes us to Penalties for Non-Compliance

Our business, properties and product candidates are subject to federal, state and local laws and regulations relating to the protection of the environment, natural resources and worker health and safety and the use, management, storage and disposal of hazardous substances, waste and other regulated materials. Because we own and operate real property, various environmental laws also may impose liability on us for the costs of cleaning up and responding to hazardous substances that may have been released on our property, including releases unknown to us. These environmental laws and regulations also could require us to pay for environmental remediation and response costs at third-party locations where we dispose of or recycle hazardous substances. The costs of complying with these various environmental requirements, as they now exist or may be altered in the future, could adversely affect our financial condition and results of operations.

If Our Licensees Do Not Satisfy Their Obligations, We Will Be Unable to Develop Our Licensed Product Candidates

On October 30, 2007, we entered into an Agreement with King Pharmaceuticals Research and Development Inc. (“King”). The closing of the King Agreement was completed on December 7, 2007 and on that date we received from King the upfront $30 million non-refundable cash payment specified in the King Agreement. Our future revenue, if any, will be derived from milestone payments and royalties under the King Agreement and under similar license agreements anticipated to be potentially negotiated and executed with other pharmaceutical company partners. No assurance can be given that we will receive the milestone and royalty payments provided for in the King Agreement, or that we will be successful in entering into similar agreements with other pharmaceutical companies to develop and commercialize products incorporating the Aversion® Technology.

As part of such license agreements, we will not have day-to-day control over the activities of our licensees with respect to any product candidate. If a licensee fails to fulfill its obligations under an agreement with us, we may be unable to assume the development of the product covered by that agreement or to enter into alternative arrangements with another third-party. In addition, we may encounter delays in the commercialization of the product candidate that is the subject of a license agreement. Accordingly, our ability to receive any revenue from the product candidates covered by such agreements will be dependent on the efforts of our licensee. We could be involved in disputes with a licensee, which could lead to delays in or termination of, our development and commercialization programs and result in time consuming and expensive litigation or arbitration. In addition, any such dispute could diminish our licensee's commitment to us and reduce the resources they devote to developing and commercializing our products. If any licensee terminates or breaches its agreement, or otherwise fails to complete its obligations in a timely manner, our chances of successfully developing or commercializing our product candidates would be materially adversely effected. Additionally, due to the nature of the market for our product candidates, it may be necessary for us to license all or a significant portion of our product candidates to a single company thereby eliminating our opportunity to commercialize other product candidates with other licensees.

If We Fail to Maintain our Strategic Alliance with King, We May Have to Reduce or Delay our Product Candidate Development

Our plan for developing, manufacturing and commercializing Acurox™ Tablets and other opioid analgesic product candidates incorporating our Aversion® Technology currently requires us to successfully maintain our strategic alliance with King to advance our programs and provide funding to support our expenditures on Acurox™ Tablets and other opioid analgesic product candidates. If we are not able to maintain our existing strategic alliance with King, we may have to limit the size or scope of, or delay or abandon the development of, Acurox™ Tablets and other opioid analgesic product candidates or undertake and fund development of these product candidates ourselves. If we were required to fund drug development efforts with respect to Acurox™ Tablets and other opioid analgesic product candidates on our own, we may need to obtain additional capital, which may not be available on acceptable terms, or at all.

If King Is Not Successful in Commercializing Acurox™ Tablets and other Licensed Product Candidates Incorporating the Aversion ®Technology our Revenues and our Business Will Suffer

Our ability to commercialize Acurox™ Tablets and other product candidates licensed under the King Agreement and generate royalties from sales of such products will depend on King’s abilities in assisting us in developing such products and in obtaining and maintaining regulatory approval and achieving market acceptance of such products once commercialized. King may not proceed with the commercialization of Acurox™ Tablets and other product candidates licensed under the King Agreement with the same degree of urgency as we would because of other priorities they face. If King is not successful in commercializing Acurox™ Tablets for a variety of reasons, including but not limited to, competition from other pharmaceutical companies, or if King fails to perform as we expect, our potential for future revenue from products developed under the King Agreement, if any, could be dramatically reduced and our business and our financial condition would suffer.

The Market May Not Be Receptive to Products Incorporating Our Aversion® Technology

The commercial success of products incorporating our Aversion® Technology approved for marketing by the FDA and other regulatory authorities will depend on acceptance by health care providers and others that such products are clinically useful, cost-effective and safe. There can be no assurance given, even if we or our licensees succeed in the development of products incorporating our Aversion® Technology and receive FDA approval for such products, that products incorporating the Aversion® Technology would be accepted by health care providers and others. Factors that may materially affect market acceptance of products incorporating our Aversion® Technology include but are not limited to:

•	the relative advantages and disadvantages of our Aversion® Technology compared to competitive products;

•	the relative timing to commercial launch of products utilizing our Aversion® Technology compared to competitive products;

•	the relative safety and efficacy of products incorporating our Aversion® Technology compared to competitive products; and

•	the willingness of third party payors to reimburse for or otherwise pay for products incorporating our Aversion® Technology.

Our product candidates, if successfully developed and commercially launched, will compete with both currently marketed and new products marketed by other companies. Health care providers may not accept or utilize any of our product candidates. Physicians and other prescribers may not be inclined to prescribe the products utilizing our Aversion® Technology unless our products bring clear and demonstrable advantages over other products currently marketed for the same indications. If our products do not achieve market acceptance, we may not be able to generate significant revenues or become profitable.

If We, Our Licensees or Others Identify Side Affects Relating to any of Our Products Once on the Market, We May Be Required to Withdraw Our Products from the Market, which would Hinder or Preclude Our Ability to Generate Revenues

As part of our and our licensees post-market regulatory responsibilities for our products, we or our licensees are required to report all serious injuries or deaths involving our products. If we, our licensees or others identify side effects after any of our products are on the market:

•	Regulatory authorities may withdraw their approvals of such products;

•	We or our licensees may be required to reformulate our products;

•	We or our licensees may have to recall the affected products from the market and may not be able to introduce them onto the market;

•	Our reputation in the marketplace may suffer; and

•	We may become the target of lawsuits, including class actions suits.

Any of these events could harm or prevent sales of the affected products and could materially adversely affect our business and financial condition.

In the Event That We or Our Licensees Are Successful in Bringing Any Products to Market, Our Revenues May Be Adversely Affected If We Fail to Obtain Acceptable Prices or Adequate Reimbursement for Our Products From Third-Party Payors

The ability of our licensees to successfully commercialize our products may depend in part on the availability of reimbursement for our products from government health administration authorities, private health insurers, and other third-party payors and administrators, including Medicaid and Medicare. We cannot predict the availability of reimbursement for newly-approved products incorporating our Aversion® Technology. Third-party payors and administrators, including state Medicaid programs and Medicare, are challenging the prices charged for pharmaceutical products. Government and other third-party payors increasingly are limiting both coverage and the level of reimbursement for new drugs. Third-party insurance coverage may not be available to patients for any of our products. The continuing efforts of government and third-party payors to contain or reduce the costs of health care may limit our commercial opportunity. If government and other third-party payors do not provide adequate coverage and reimbursement for any product incorporating our Aversion® Technology, health care providers may not prescribe them or patients may ask their health care providers to prescribe competing products with more favorable reimbursement. In some foreign markets, pricing and profitability of pharmaceutical products are subject to government control. In the United States, we expect there may be federal and state proposals for similar controls. In addition, we expect that increasing emphasis on managed care in the United States will continue to put pressure on the pricing of pharmaceutical products. Cost control initiatives could decrease the price that we or our licensees charge for any of our products in the future. Further, cost control initiatives could impair our ability or the ability of our licensees to commercialize our products and our ability to earn revenues from commercialization.

Consolidation in the Healthcare Industry could lead to Demands for Price Concessions or to the Exclusion of Some Suppliers from Certain of Our Markets, which could have an Averse Effect on Our Business, Financial Condition or Results of Operations.

Because healthcare costs have risen significantly over the past decade, numerous initiatives and reforms initiated by legislatures, regulators and third-party payors to curb these costs have resulted in a consolidation trend in the healthcare industry to create new companies with greater market power. As the healthcare industry consolidates, competition to provide products to industry participants has become and will continue to become more intense. This in turn has resulted and will likely continue to result in greater pricing pressures and the exclusion of certain suppliers from important market segments as group purchasing organizations, independent delivery networks and large single accounts continue to use their market power to consolidate purchasing decisions. We expect that market demand, government regulation, third-party reimbursement policies and societal pressures will continue to change the worldwide healthcare industry, resulting in further business consolidations, which may reduce competition, exert further downward pressure on the prices of our product candidates and may adversely impact our business, financial condition or results of operations.

Our Success Depends on Our Ability to Protect Our Intellectual Property

Our success depends substantially on our ability to obtain and maintain patent protection for our Aversion®   Technology, in the United States and in other countries, and to enforce these patents. The patent positions of pharmaceutical firms, including us, are generally uncertain and involve complex legal and factual questions. Notwithstanding our receipt of U.S. Patent No. 7,201,920 from the USPTO relating to the Aversion® Technology, there is no assurance that any of our patent claims in our other pending non-provisional and provisional patent applications for our Aversion® Technology will issue or if issued, that any such patent claims will be valid and enforceable against third-party infringement or that our products will not infringe any third-party patent or intellectual property. Moreover, any patent claims relating to the Aversion® Technology may not be sufficiently broad to protect the products incorporating the Aversion® Technology. In addition, issued patent claims may be challenged, invalidated or circumvented. Our patent claims may not afford us protection against competitors with similar technology or permit the commercialization of our products without infringing third-party patents or other intellectual property rights.

Our success also depends on our not infringing patents issued to competitors or others. We may become aware of patents and patent applications belonging to competitors and others that could require us to alter our technologies. Such alterations could be time consuming and costly. We may not be able to obtain a license to any technology owned by or licensed to a third party that we or our licensees require to manufacture or market one or more products incorporating our Aversion® Technology. Even if we can obtain a license, the financial and other terms may be disadvantageous.

Our success also depends on our maintaining the confidentiality of our trade secrets and know-how. We seek to protect such information by entering into confidentiality agreements with employees, potential licensees, raw material suppliers, potential investors and consultants. These agreements may be breached by such parties. We may not be able to obtain an adequate, or perhaps, any remedy to such a breach. In addition, our trade secrets may otherwise become known or be independently developed by our competitors. Our inability to protect our intellectual property or to commercialize our products without infringing third-party patents or other intellectual property rights would have a material adverse affect on our operations and financial condition.

We May Become Involved in Patent Litigation or Other Intellectual Property Proceedings Relating to Our Aversion® Technology or Product Candidates Which Could Result in Liability for Damages or Delay or Stop Our Development and Commercialization Efforts

The pharmaceutical industry has been characterized by significant litigation and other proceedings regarding patents, patent applications and other intellectual property rights. The situations in which we may become parties to such litigation or proceedings may include:

•	litigation or other proceedings we may initiate against third parties to enforce our patent rights or other intellectual property rights;

•
litigation or other proceedings we may initiate against third parties to seek to invalidate the patents held by such third parties or to obtain a judgment that our product candidates do not infringe such third parties’ patents;

•	if our competitors file patent applications that claim technology also claimed by us, we may participate in interference or opposition proceedings to determine the priority of invention; and

•	if third parties initiate litigation claiming that our product candidates infringe their patent or other intellectual property rights, we will need to defend against such proceedings.

Our failure to avoid infringing third-party patents and intellectual property rights in the commercialization of products utilizing the Aversion® Technology will have a material adverse affect on our operations and financial condition.

The costs of resolving any patent litigation or other intellectual property proceeding, even if resolved in our favor, could be substantial. Most of our competitors will be able to sustain the cost of such litigation and proceedings more effectively than we can because of their substantially greater resources. Uncertainties resulting from the initiation and continuation of patent litigation or other intellectual property proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other intellectual property proceedings may also consume significant management time.

Our Aversion® Technology may be found to infringe upon claims of patents owned by others. If we determine or if we are found to be infringing on a patent held by another, we or our licensees might have to seek a license to make, use, and sell the patented technologies. In that case, we or our licensees might not be able to obtain such license on acceptable terms, or at all. The failure to obtain a license to any technology that may be required would materially harm our business, financial condition and results of operations. If a legal action is brought against us, we could incur substantial defense costs, and any such action might not be resolved in our favor. If such a dispute is resolved against us, we may have to pay the other party large sums of money and our use of our Aversion® Technology and the testing, manufacturing, marketing or sale of one or more of our products could be restricted or prohibited. Even prior to resolution of such a dispute, use of our Aversion® Technology and the testing, manufacturing, marketing or sale of one or more of our products could be restricted or prohibited.

Moreover, other parties could have blocking patent rights to products made using the Aversion®   Technology. We are aware of certain United States and international pending patent applications owned by third parties claiming abuse deterrent technologies, including at least one pending patent application which, if issued in its present form, may encompass our lead product candidate. If such patent applications result in issued patents, with claims encompassing our Aversion® Technology or products, we or our licensees may need to obtain a license to such patents, should one be available, or alternatively, alter the Aversion® Technology so as to avoid infringing such third-party patents. If we or our licensees are unable to obtain a license on commercially reasonable terms, we or our licensees could be restricted or prevented from commercializing products utilizing the Aversion® Technology. Additionally, any alterations to the Aversion® Technology in view of pending third-party patent applications could be time consuming and costly and may not result in technologies or products that are non-infringing or commercially viable. We cannot assure that our products and/or actions in developing products incorporating our Aversion® Technology will not infringe third-party patents.

We May Be Exposed to Product Liability Claims and May Not Be Able to Obtain Adequate Product Liability Insurance

Our business exposes us to potential product liability risks, which are inherent in the testing, manufacturing, marketing and sale of pharmaceutical products. Product liability claims might be made by patients, health care providers or pharmaceutical companies or others that sell or consume our products. These claims may be made even with respect to those products that possess regulatory approval for commercial sale.

We are currently covered by clinical trial product liability insurance on a claims-made basis. This coverage may not be adequate to cover any product liability claims. Product liability coverage is expensive. In the future, we may not be able to maintain or obtain such product liability insurance at a reasonable cost or in sufficient amounts to protect us against losses due to liability claims. Any claims that are not covered by product liability insurance could have a material adverse effect on our business, financial condition and results of operations.

The pharmaceutical industry is characterized by frequent litigation. Those companies with significant financial resources will be better able to bring and defend any such litigation. No assurance can be given that we would not become involved in such litigation. Such litigation may have material adverse consequences to our financial condition and results of operations.

We Face Significant Competition Which May Result in Others Developing or Commercializing Products Before or More Successfully Than We Do

The pharmaceutical industry is highly competitive and is affected by new technologies, governmental regulations, health care legislation, availability of financing, litigation and other factors. If our product candidates receive FDA approval, they will compete with a number of existing and future drugs and therapies developed, manufactured and marketed by others. Existing or future competing products may provide greater therapeutic convenience, clinical or other benefits for a specific indication than our products, or may offer comparable performance at lower costs. If our products are unable to capture and maintain market share, we or our licensees will not achieve significant product revenues and our financial condition and results of operations will be materially adversely affected.

We will compete for market share against fully integrated pharmaceutical companies or other companies that collaborate with larger pharmaceutical companies, academic institutions, government agencies and other public and private research organizations. Many of these competitors have products already approved, marketed or in development. In addition, many of these competitors, either alone or together with their collaborative partners, operate larger research and development programs, have substantially greater financial resources, experience in developing products, obtaining FDA and other regulatory approvals, formulating and manufacturing drugs, and commercializing drugs than we do.

We are concentrating substantially all of our efforts on developing product candidates incorporating our Aversion® Technology. The commercial success of products using our Aversion® Technology will depend, in large part, on the intensity of competition and the relative timing and sequence of new product approvals from other companies developing, marketing, selling and distributing products that compete with the products incorporating our Aversion® Technology. Alternative technologies and products are being developed to improve or replace the use of opioid analgesics. In the event that such alternatives to opioid analgesics are widely adopted, then the market for products incorporating our Aversion® Technology may be substantially decreased subsequently reducing our ability to generate future profits.

Key Personnel Are Critical to Our Business, and Our Success Depends on Our Ability to Retain Them

We are highly dependent on our management and scientific team, including Andrew D. Reddick, our President and Chief Executive Officer, Robert B. Jones, our Senior Vice President and Chief Operating Officer, and Ron J. Spivey, Ph.D. our Senior Vice President and Chief Scientific Officer. We may not be able to attract and retain personnel on acceptable terms given the intense competition for such personnel among biotechnology, pharmaceutical and healthcare companies, universities and non-profit research institutions. While we have employment agreements with certain employees, all of our employees are at-will employees who may terminate their employment at any time. We do not have key personnel insurance on any of our officers or employees. Mr. Reddick is currently on a leave of absence to address health issues. The loss of any of our key personnel, or the inability to attract and retain such personnel, may significantly delay or prevent the achievement of our product and technology development and business objectives and could materially adversely affect our business, financial condition and results of operations.

The U.S. Drug Enforcement Administration (“DEA”) Limits the Availability of the Active Ingredients Used in Our Product Candidates and, as a Result, Our Quota May Not Be Sufficient to Complete Clinical Trials or May Result in Development Delays

The DEA regulates certain finished drug products and active pharmaceutical ingredients. Certain opioid active pharmaceutical ingredients in our current product candidates are classified by the DEA as Schedule II substances under the Controlled Substances Act of 1970. Consequently, their manufacture, research, shipment, storage, sale and use are subject to a high degree of regulation. Furthermore, the amount of Schedule II substances we can obtain for our clinical trials is limited by the DEA and our quota may not be sufficient to complete clinical trials. There is a risk that DEA regulations may interfere with the supply of the products used in our clinical trials.

Risks Related to Our Common Stock

Volatility in Stock Prices of other Companies may Contribute to Volatility in our Stock Price

The market price of our common stock, like the market price for securities of pharmaceutical, biopharmaceutical and biotechnology companies, has historically been highly volatile. The stock market from time to time experiences significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors, such as fluctuations in our operating results, future sales of our common stock, announcements of technological innovations or new therapeutic products by us or our competitors, announcements regarding collaborative agreements, laboratory or clinical trial results, government regulation, developments in patent or other proprietary rights, public concern as to the safety of drugs developed by us or others, changes in reimbursement policies, comments made by securities analysts and general market conditions may have a significant effect on the market price of our common stock. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs, potential liabilities and the diversion of management’s attention and resources and result in a material adverse affect on our financial condition and results of operations.

Our Stock Price has been Volatile and There may not be an Active, Liquid Trading Market for our Common Stock.

Our stock price has experienced significant price and volume fluctuations and may continue to experience volatility in the future. Factors that have a significant impact on the price of our common stock, in addition to the other issues described in the Report, include results of or delays in our pre-clinical and clinical studies, the success of our license agreement with King, announcements of technological innovations or new commercial products by us or others, developments in patents and other proprietary rights by us or others, future sales of our common stock by existing stockholders, regulatory developments or changes in regulatory guidance, the departure of our officers, directors or key employees, and period-to-period fluctuations in our financial results. Also, you may not be able to sell your shares at the best market price if trading in our stock in not active or if the volume is low. There is no guarantee that an active trading market for our common stock will be maintained on the NASDAQ Capital Market.

The National Association of Securities Dealers, Inc., or NASD, and the Securities and Exchange Commission, or SEC, have adopted certain new rules. If we were unable to continue to comply with the new rules, we could be delisted from trading on the NASDAQ Capital Market and thereafter trading in our common stock, if any, would be conducted through the Over-the-Counter Bulletin Board of the NASD. As a consequence of such delisting, an investor would likely find it more difficult to dispose of, or to obtain quotations as to the price of, our common stock. Delisting of our common stock from the NASDAQ Capital Market could also result in lower prices per share of our common stock than would otherwise prevail.

Our Quarterly Results of Operations Will Fluctuate, and These Fluctuations Could Cause Our Stock Price to Decline

Our quarterly operating results are likely to fluctuate in the future. These fluctuations could cause our stock price to decline. The nature of our business involves variable factors, such as the timing of the research, development and regulatory submissions of our product candidates that could cause our operating results to fluctuate. As a result, in some future quarters our clinical, financial or operating results may not meet the expectations of securities analysts and investors which could result in a decline in the price of our stock.

We Do Not Anticipate Paying Dividends on Our Common Stock in the Foreseeable Future

We have not declared and paid cash dividends on our common stock in the past and we do not anticipate paying any cash dividends in the foreseeable future. We intend to retain all of our earnings for the foreseeable future to finance the operation and expansion of our business. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases.

GCE Holdings LLC Can Control All Matters Requiring Approval By Shareholders

GCE Holdings LLC beneficially owns approximately 78% of our outstanding common stock as of May 15, 2008 (calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended). As a result, GCE Holdings LLC, in view of its ownership percentage of our common stock, will be able to control all matters requiring approval by our shareholders, including the approval or rejection of mergers, sales or licenses of all or substantially all of our assets, or other business combination transactions. The interests of GCE Holdings LLC may not always coincide with the interests of our other shareholders and as such we may take action in advance of its interests to the detriment of our other shareholders. Accordingly, you may not be able to influence any action we take or consider taking, even if it requires a shareholder holder vote.

We are currently a “Controlled Company” within the Meaning of the NASDAQ Capital Market Listing Requirements and, as a Result, are Exempt from Certain Corporate Governance Requirements

Because GCE Holdings LLC controls more than 50% of the voting power of our common stock, we are currently considered to be a “controlled company” for purposes of a NASDAQ Capital Market listing requirements. As such, we are permitted, and have elected, to opt out of the NASDAQ Capital Market listing requirements that would otherwise require our board of directors to have a majority of independent directors, our board nominations to be selected, or recommended for the board’s selection either by a nominating committee comprised entirely of independent directors or by a majority of independent directors, and our compensation committed to be comprised entirely of independent directors. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the NASDAQ Capital Market corporate governance requirements.

Any Future Sale of a Substantial Number of Shares included in our Current Registration Statement Could Depress the Trading Price of our Stock, Lower our Value and Make It More Difficult for us to Raise Capital

In accordance with the terms of the Securities Purchase Agreement dated August 20, 2007 between us and the investors named therein, we filed a registration statement with the SEC to register the shares included in our Units issued pursuant to the Securities Purchase Agreement, including shares underlying warrants included in the Units. In addition, pursuant to the exercise of previously granted piggyback registration rights, each of GCE Holdings, LLC, Galen Partners III, L.P., Galen Partners International III, L.P., Galen Employee Fund III, L.P., Care Capital Investments II, LP, Care Capital Offshore Investments II, LP and Essex Woodlands Health Ventures V, L.P. have exercised their piggyback registration rights to include an aggregate of approximately 26,584,000 shares (on a post-reverse stock split basis) in such registration statement. As a result, approximately 34,243,000 shares (representing approximately 66% of our shares outstanding on a fully-diluted basis - including all derivative securities, whether or not currently exercisable on a post-reverse stock split basis) were included in the registration statement for resale by Selling Stockholders. Such registration statement was declared effective by the SEC on November 20, 2007. If some or all of such shares included in such registration statement are sold by our affiliates and others it will likely have the effect of depressing the trading price of our common stock. In addition, such sales could lower our value and make it more difficult for us to raise capital.

In addition, pursuant to the terms of an Amended and Restated Registration Rights Agreement dated February 6, 2004 among us, GCE Holdings LLC and other security holders we have granted such parties demand and piggyback rights to register their shares of our common stock for resale under the Securities Act of 1933. The exercise of such rights and sale of all or a portion of the shares by such shareholders will likely have the effect of depressing the trading price of our common stock.

ABOUT ACURA PHARMACEUTICALS, INC.

We are a specialty pharmaceutical company engaged in research, development and manufacture of innovative Aversion® (abuse deterrent) Technology and related product candidates. Product candidates developed with our Aversion® Technology and containing opioid analgesic active ingredients are intended to effectively treat pain and also discourage the most common methods of pharmaceutical product misuse and abuse including; (i) intravenous injection of dissolved tablets or capsules, (ii) nasal snorting of crushed tablets or capsules and (iii) intentional swallowing of excessive numbers of tablets or capsules. Acurox™ Tablets, our lead product candidate utilizing Aversion® Technology, is being developed pursuant to an active investigational new drug application (“IND”) on file with the U.S. Food and Drug Administration (“FDA”). Aversion® Technology is our patented platform technology for developing next-generation pharmaceutical products containing potentially abuseable drugs including oxycodone, hydrocodone, oxymorphone, hydromorphone, morphine, codeine, tramadol, propoxyphene, and many others. Additional Aversion® Technology patents are pending encompassing a wide range of abuseable drugs including stimulants, tranquilizers and sedatives. Aversion® Technology is applicable to orally administered tablets and capsules. In addition to the active ingredient, Aversion® Technology utilizes certain patented compositions of pharmaceutical product inactive excipients and active ingredients intended to discourage or deter pharmaceutical product abuse.

We conduct internal research, development, laboratory, manufacturing and warehousing activities for Aversion® Technology at our Culver, Indiana facility. The 28,000 square foot facility is registered by the U.S. Drug Enforcement Administration (“DEA”) to perform research, development and manufacture of certain Schedule II - V finished dosage form products. In addition to internal capabilities and activities, we engage numerous contract research organizations (“CROs”) with expertise in regulatory affairs, clinical trial design and monitoring, clinical data management, biostatistics, medical writing, laboratory testing and related services. Such CROs perform development services for Acurox™ Tablets and other Aversion® product candidates under our direction.

Acurox™ (oxycodone HCI and niacin) Tablets, our lead product candidate with Aversion® Technology, is an orally administered immediate release tablet containing oxycodone HCI as its sole active analgesic ingredient and a sub therapeutic amount of niacin. Acurox™ Tablets are intended to effectively treat moderate to moderately severe pain while also discouraging the three most common methods of abuse and misuse. On April 24, 2008, we announced the completion of patient enrollment in our pivotal phase III clinical study for Acurox™ Tablets (referred to by us as Study AP-ADF-105) titled “A Phase III, Randomized, Double-blind, Placebo-controlled, Multicenter, Repeat-dose Study of the Safety and Efficacy of Acurox™ (oxycodone HCI and niacin) Tablets versus Placebo for the Treatment of Acute, Moderate to Severe Postoperative Pain Following Bunionectomy Surgery in Adult Patients”. This short term phase III study involved approximately 400 patients with moderate to severe pain following bunionectomy surgery and was conducted pursuant to a Special Protocol Assessment (SPA) agreed to with the FDA. The FDA has confirmed to us in writing that the proposed NDA for Acurox™ Tablets will qualify for a Section 505(b)(2) submission. We expect to submit our 505(b)(2) NDA for Acurox™ Tablets to the FDA in the second half of 2008. We intend to seek a priority review of the 505(b)(2) NDA for Acurox™ tablets, although there can be no assurance that the FDA will grant a priority review.

Our goal is to become a leading specialty pharmaceutical company focused on addressing the growing societal problem of prescription drug abuse by developing a broad portfolio of pharmaceutical products with abuse deterrent features. Specifically we intend to:

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Capitalize on our Experience and Expertise in the Research and Development of Abuse Deterrent Pharmaceutical Products. Our approach is to utilize existing active pharmaceutical ingredients with proven safety and efficacy profiles that have known potential for abuse, and develop new products utilizing our proprietary Aversion® (“abuse deterrent”) Technology. We believe that in most cases the FDA’s 505(b)(2) NDA approval process may be used with these product candidates. While there can be no assurance, we believe the use of the 505(b)(2) NDA approval process may allow for more efficient and timely approvals as compared to standard NDA filings. The 505(b)(2) NDA regulatory pathway is being utilized in the development of Acurox™ Tablets, our lead product candidate utilizing Aversion® Technology. In addition to Acurox™ Tablets, as of the date of this Prospectus we are engaged in the development of several additional product candidates incorporating Aversion® Technology, including hydrocodone bitartrate with acetaminophen tablets (marketed generically and by others under the brand names Vicodin®, Lortab®, and Lorcet®), hydromorphone HCl tablets (marketed generically and by Abbott Laboratories under the brand name Dilaudid®) and oxycodone HCl with acetaminophen (marketed generically and by others under the brand names of Percocet®, Tylox®, Endocet ®, and Roxicet®). Our oxycodone HCI with acetaminophen product is being developed pursuant to an IND on file with the FDA.

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Maximize Commercial Value of our Product Candidates Through Out-Licensing to Strategically Focused Pharmaceutical Partners. On October 30, 2007, we and King Pharmaceuticals Research and Development, Inc. (“King”), a wholly-owned subsidiary of King Pharmaceuticals, Inc., entered into a License, Development and Commercialization Agreement (the “King Agreement”) to develop and commercialize in the United States, Canada and Mexico (the "King Territory") opioid analgesic products utilizing Aversion® Technology including Acurox™ Tablets. We believe opportunities exist to enter into similar agreements with other commercial partners for these same opioid products outside the King Territory and in the United States and worldwide for developing additional Aversion® Technology product candidates for other abuseable drugs including tranquilizers, stimulants and sedatives. By partnering with strategically focused companies with expertise and infrastructure in commercialization of pharmaceuticals, we are able to leverage our expertise, intellectual property rights and Aversion® Technology without the need to build costly sales and manufacturing infrastructure. We anticipate that our future revenue, if any, will be derived from milestone and royalty payments related to the commercialization of products utilizing our Aversion® Technology.

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 Expand the Aversion® Technology Intellectual Property Portfolio. We believe our patent granted by the United States Patent and Trademark Office ("USPTO") in April 2007 for Aversion® Technology, and the Notice of Allowance issued by the USPTO for our second patent for the Aversion® Technology provides protection in the U.S. against potential generic product competition through the year 2023 and is a key element for the appeal of our product candidates to King for opioid product candidates and other potential commercial partners for non-opioid product candidates. We have filed additional patent applications with the USPTO which, if issued, will compliment and broaden the scope of our granted patent claims. In addition, we have filed corresponding Aversion® Technology patent applications internationally. All of the Aversion® Technology intellectual property, including all pending and issued patents was developed internally by the Company and as of the date of this Report we believe no enabling licenses from others will be required.

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Remain focused on Research, Development and Achieving Proof of Concept for Product Candidates Incorporating the Aversion® Technology while Minimizing Internal Fixed Costs through Outsourcing High Fixed Cost Elements of the Development Process. We maintain a streamlined corporate infrastructure focused on:

•	selection, formulation development, laboratory evaluation, manufacture, quality assurance and stability testing of certain finished dosage form product candidates;

•	development and prosecution of our patent applications; and

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negotiation and execution of license and development agreements with strategically focused pharmaceutical partners. While we expect to expand our internal staff to enable us to more rapidly develop multiple product candidates, as of the date of this Report we have only 14 employees, 9 of whom are engaged in the research, development and manufacture of product candidates utilizing the Aversion® Technology. We contract with CROs with expertise in regulatory affairs, clinical trial design and monitoring, clinical data management, biostatistics, medical writing, laboratory testing and related services. Such CROs perform development services for Acurox™ Tablets and other Aversion® product candidates under our direction. By outsourcing the high fixed cost elements of our product development process, we believe that we substantially reduce fixed overhead and capital investment and thereby reduce our business risk.

On October 30, 2007, we and King entered into the King Agreement to develop and commercialize in the King Territory certain opioid analgesic products utilizing our proprietary Aversion® Technology including Acurox™ Tablets. The Agreement provides King with an exclusive license in the King Territory for Acurox™ Tablets and another undisclosed opioid product candidate utilizing Aversion® Technology. In addition, the King Agreement provides King with an option to license in the King Territory all future opioid analgesic products developed utilizing Acura's Aversion® Technology. On May 23, 2008, King exercised its option to license a third immediate-release opioid analgesic product utilizing our Aversion Technology. King paid us an option exercise fee of the $3.0 million.

Under the terms of the King Agreement, King made an upfront cash payment to us of $30 million which was received in December, 2007. Depending on the achievement of certain development and regulatory milestones, King could also make additional cash payments to us of up to $28 million relating to Acurox™ Tablets and similar amounts with respect to each subsequent Aversion® Technology product developed under the Agreement. King will reimburse us for all research and development expenses incurred beginning from September 19, 2007 for Acurox™ Tablets and all research and development expenses related to future products after King's exercise of its option to an exclusive license for each future product. King will record net sales of all products and for sales occurring following the one year anniversary of the first commercial sale of a licensed product, King will pay us a royalty at one of 6 rates ranging from 5% to 25% based on the level of combined annual net sales for all products subject to the Agreement. King will also make a one-time cash payment to us of $50 million in the first year in which the combined annual net sales of all products exceed $750 million.

We are publicly traded New York corporation. Our shares are traded on the Nasdaq Capital Market under the symbol “ACUR”.

USE OF PROCEEDS

Except for the aggregate exercise price of the options exercised by the Selling Stockholders in connection with the sale of the shares offered by this reoffer prospectus and the payment of $0.01 par value per share of common stock upon the distribution of shares in exchange for restricted stock units, we will not receive any of the proceeds from such sales of common stock. All such proceeds will be received by the Selling Stockholders. See “Selling Stockholders.”

SELLING STOCKHOLDERS

We will issue any unissued shares of the common stock being offered by this reoffer prospectus upon the (i) exercise of options to purchase common stock issued to the Selling Stockholders pursuant to our 1995 Stock Option and Restricted Stock Purchase Plan, our 1998 Stock Option Plan and our 2008 Stock Option Plan, and (ii) distribution of shares of common stock in satisfaction of restriction stock units issued to the Stockholders pursuant to our 2005 Restricted Stock Unit Award Plan.

The following table sets forth certain information regarding the ownership of our common stock by the Selling Stockholders as of the date of this Reoffer Prospectus, and the number of shares of our common stock being currently being offered by each Selling Stockholder pursuant to this reoffer prospectus.

The inclusion in the table of the individuals named therein shall not be deemed to be an admission that any such individuals are "affiliates". The address of each Selling Stockholder is c/o Acura Pharmaceuticals, Inc., 616 N. North Court, Suite 120 Palatine, Illinois 60067.

Name of Selling Stockholder	Position in our Company	Number of shares beneficially owned prior to the offering (1)		Number of shares being offered		Number of shares beneficially owned after the Offering	Percentage Ownership After Offering
Andrew D. Reddick	President and Chief Executive Officer	1,950,000	(2)	1,950,000	(2)	-0-	0%
Ron J. Spivey	Senior Vice President and Chief Scientific Officer	1,520,000	(3)	1,520,000	(3)	-0-	0%
Robert B. Jones	Senior Vice President and Chief Operating Officer	240,000	(4)	240,000	(4)	0	0%
Peter A. Clemens	Senior Vice President and Chief Financial Officer	615,080	(5)	610,000	(5)	5,080	<1%
Robert A. Seiser	Vice President, Corporate Controller and Treasurer	285,000	(6)	285,000	(6)	0	0%
James F. Emigh	Vice President of Marketing and Administration	262,000	(7)	257,500	(7)	4,500	<1%
Bruce F. Wesson	Director	15,000	(8) (9) (10)	15,000	(8)(9)(10)	0	0%
Richard J. Markham	Director	15,000	(8)(9)(11)	15,000	(8)(9)(11)	0	0%
Immanuel Thangaraj	Director	15,000	(8)(9)(12)	15,000	(8) (9) (12)	0	0%
George K. Ross	Director	15,000	(9)	15,000	(9)	0	0%
William G. Skelly	Director	136,750	(9)(13)	135,750	(9)(13)	1,000	0%
William A. Sumner	Director	139,000	(9)(14)	139,000	(9) (14)	0	0%

(1) Includes Restricted Stock Units (”RSUs”) even though holders of such units have no rights as a stockholder, including no dividend or voting rights, with respect to the shares underlying the RSUs until the shares are issued by us pursuant to the terms of our 2005 Restricted Stock Unit Award Plan (the “RSU Plan”). The amounts for each selling stockholder assume full vesting and exercise of all outstanding options to purchase common stock held by that Selling Stockholder.

(2) Includes 875,000 shares subject to currently exercisable stock options issued under the 1998 Stock Option Plan and 825,000 RSUs granted to Mr. Reddick under the RSU Plan, all of which are fully vested. Also includes 250,000 subject to stock options issued under the 2008 Stock Option Plan of which 20,833 will have become exercisable within 60 days of the date of this Reoffer Prospectus and of which the remaining options vest at the rate of 10,417 per month (commencing August 23, 2008) through May 23, 2010.

(3) Includes 700,000 shares subject to currently exercisable stock options issued under the 1998 Stock Option Plan and 660,000 RSUs granted to Dr. Spivey under the RSU Plan, all of which are fully vested. Also includes 160,000 subject to stock options issued under the 2008 Stock Option Plan of which 13,333 will have become exercisable within 60 days of the date of this Reoffer Prospectus and of which the remaining options vest at the rate of 6,667 per month (commencing August 23, 2008) through May 23, 2010.

(4) Includes 30,000 shares subject to stock options issued under the 1998 Stock Option Plan (4,500 of shall have vested within 60 days of the date of this Reoffer Prospectus, with the remainder vesting at the rate of 1,500 per month on the last day of each month (commencing August 31, 2008) and 50,000 RSUs granted to Mr. Jones under the RSU Plan (7,500 of which shall be vested within 60 days of the date of this Reoffer Prospectus, with the remainder vesting on the last day of each month (commencing August 31, 2008). Also includes 160,000 shares subject to stock options issued under the 2008 Stock Option Plan of which 13,333 will have become exercisable within 60 days of the date of this Reoffer Prospectus and of which the remaining options vest at the rate of 6,667 per month (commencing August 23, 2008) through May 23, 2010.

(5) Includes 70,000 shares subject to stock options currently exercisable. Includes 440,000 RSUs granted to Mr. Clemens, all of which are fully vested. Shares owned (but not offered) include 4,780 shares held by minor children. Also includes 100,000 shares subject to stock options issued under the 2008 Stock Option Plan of which 8,333 will have become exercisable within 60 days of the date of this Reoffer Prospectus and of which the remaining options vest at the rate of 4,167 per month (commencing August 23, 2008) through May 23, 2010.

(6) Includes 40,000 shares subject to currently exercisable stock options. Includes 165,000 RSUs granted to Mr. Seiser, all of which are fully vested. Also includes 80,000 shares subject to stock options issued under the 2008 Stock Option Plan of which 6,667 will have become exercisable within 60 days of the date of this Reoffer Prospectus and of which the remaining options vest at the rate of 3,333 per month (commencing August 23, 2008) through May 23, 2010.

(7) Includes 40,000 shares subject to currently exercisable stock options. Also includes 137,500 RSUs granted to Mr. Emigh, all of which are fully vested. Also includes 80,000 shares subject to stock options issued under the 2008 Stock Option Plan of which 6,667 will have become exercisable within 60 days of the date of this Reoffer Prospectus and of which the remaining options vest at the rate of 3,333 per month (commencing August 23, 2008) through May 23, 2010.

(8) GCE Holdings LLC, a Delaware limited liability company, was the assignee of all of the our preferred stock (prior to its conversion into common stock) and bridge loans entered into in 2005, 2006 and 2007 (prior to their conversion into common stock and warrants) formerly held by each of Galen Partners III, L.P., Galen Partners International III, L.P., Galen Employee Fund III, L.P. (collectively, “Galen”), Care Capital Investments II, LP, Care Capital Offshore Investments II, LP (collectively, “Care Capital”) and Essex Woodlands Health Ventures Fund V, L.P. (“Essex”). Galen, Care Capital and Essex own approximately 39.8%, 30.6% and 29.6%, respectively, of the membership interests in GCE Holdings LLC. The following natural persons exercise voting, investment and dispositive rights over our securities held of record by GCE Holdings LLC: (i) Galen Partners III, L.P., Galen Partners International III, L.P. and Galen Employee Fund III, L.P.: Bruce F. Wesson, L. John Wilkenson, David W. Jahns, and Zubeen Shroff; (ii) Care Capital Investments II, LP and Care Capital Offshore Investments II, LP: Jan Leschly, Richard Markham, Argeris Karabelas and David Ramsay; and (iii) Essex Woodlands Health Ventures Fund V, L.P.: Immanuel Thangaraj, James L. Currie and Martin P. Sutter. Pursuant to a Voting Agreement among us, GCE Holdings LLC and certain other shareholders, GCE Holdings LLC has the right to designate three of the seven members of the Company’s Board of Directors. The Board designees of GCE Holdings LLC are Immanuel Thangaraj, Richard Markham and Bruce Wesson. GCE Holdings beneficially owns 34,464,956 shares including 1,786,481 shares underlying warrants, exercisable at $3.40 per share.

(9) Includes 15,000 shares subject to stock options issued under the 1998 Stock Option Plan, of which 7,500 shares shall have vested within 60 days of the date of this Reoffer Prospectus. The remaining options vest with respect to 3,750 underlying shares on September 30, 2007 and December 31, 2007, respectively.

(10) Mr. Wesson’s holdings do not include securities held by GCE or (i) 183,886 shares; (ii) 470,184 shares underlying warrants; or (iii) 15,000 shares underlying options, held by Galen.

(11) Mr. Markham’s holdings do not include amounts held by GCE or (i) 111,689 shares; or (ii) 15,000 shares underlying warrants, held by Care Capital.

(12) Mr. Thangaraj’s holdings do not include GCE’s holdings or (i) 136,178 shares; (ii) 34,500 shares underlying warrants; or (iii) 10,000 shares underlying options, held by Essex.

(13) In addition to options described in footnote (9), Mr. Skelly’s holdings include shares underlying 17,500 currently exercisable stock options and 100,000 RSUs, all of which are fully vested. Also includes 3,250 shares acquired on exercise of stock options issued under the 1998 Stock Option Plan.

(14) In addition, to options described in footnote (9), Mr. Sumner’s holdings include shares underlying 4,000 currently exercisable stock options and 100,000 fully vested RSUs. Also includes 20,000 shares acquired on exercise of stock options issued under the 1998 Stock Option Plan. Such shares are pledged to secure a margin loan on our stock.

PLAN OF DISTRIBUTION

The Selling Stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling shares:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

●	a combination of any such methods of sale; and

●	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The Selling Stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 supplementing or amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus.

The Selling Stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 supplementing or amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus.

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We will pay all fees and expenses incident to the registration of the shares of common stock. We may indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The Selling Stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the Selling Stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the Selling Stockholders.

LEGAL MATTERS

The legality of the common stock to be offered hereby has been passed upon for us by LeClairRyan, a Virginia professional corporation.

EXPERTS

The consolidated financial statements incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this reoffer prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and, until the termination of this offering, any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the Commission on March 5, 2008.

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 filed with the Commission on April 30, 2008.

•
Our Current Reports on Form 8-K filed with the Commission on January 28, 2008, January 31, 2008, February 7, 2008 and March 5, 2008, March 24, 2008, April 24, 2008, April 30, 2008, May 27, 2008, June 2, 2008 and June 4, 2008.

•	The description of our common stock contained in Form 8-A filed with the Commission

 Documents incorporated by reference in this prospectus, filed after the date of any other document incorporated by reference may contain information that updates, modifies or is contrary to information in such earlier document. This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. Reports we file with the SEC after the date of this prospectus may also contain information that updates, modifies or is contrary to information in this prospectus or in documents incorporated by reference in this prospectus. Investors should review these reports as they may disclose a change in our business, prospects, financial condition or other affairs after the date of this prospectus.

Upon your written or oral request, we will provide at no cost to you a copy of any and all of the information that is incorporated by reference in this prospectus.

Requests for such documents should be directed to:

Acura Pharmaceuticals, Inc.
Attn: Investor Relations
616 N. North Court, Suite 120
Palatine, Illinois 60067
(847) 705-7709

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-8, of which this prospectus is a part, under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information included in the registration statement. Statements in this prospectus concerning the provisions of any document are not necessarily complete. You should refer to the copies of these documents filed as exhibits to the registration statement or otherwise filed by us with the SEC for a more complete understanding of the matter involved. Each statement concerning these documents is qualified in its entirety by such reference.

We are subject to the informational requirements of the Securities and Exchange Act of 1934, as amended, and, accordingly, file reports, proxy statements and other information with the SEC. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Copies of our reports, proxy statements and other information also may be inspected and copied at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

5,197,250 SHARES OF COMMON STOCK
ACURA PHARMACEUTICALS, INC.

Common Stock

PROSPECTUS

June 13, 2008

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 1. PLAN INFORMATION

Not required to be filed with this Registration Statement.

ITEM 2. REGISTRANT INFORMATION AND EMPLOYEE PLAN ANNUAL INFORMATION

Not required to be filed with this Registration Statement.

ITEM 3. DOCUMENTS INCORPORATED BY REFERENCE

We hereby incorporate by reference into this Registration Statement the following documents filed with the Securities and Exchange Commission (the "Commission"):

1.	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the Commission on March 5, 2008.

2.	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 filed with the Commission on April 30, 2008.

3.
Our Current Reports on Form 8-K filed with the Commission on January 28, 2008, January 31, 2008, February 7, 2008 and March 5, 2008, March 24, 2008, April 24, 2008, May 27, 2008, June 2, 2008 and June 4, 2008.

4.	The description of our common stock contained in Form 8-A filed with the Commission under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

In addition, all documents and reports subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date hereof and prior to the filing of a Post-Effective Amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superceded for purposes of this Registration Statement to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supercedes that statement. Any such statement so modified or superceded shall not constitute a part of this Registration Statement, except as so modified or superseded.

ITEM 4. DESCRIPTION OF SECURITIES

Not applicable.

ITEM 5. INTERESTS OF NAMED EXPERTS AND COUNSEL

Not Applicable.

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 722 of the New York Business Corporation Law (the "BCL") provides that a corporation may indemnify directors and officers as well as other employees and individuals against judgments, fines, amounts paid in settlement and reasonable expenses, including attorney's fees, in connection with actions or proceedings, whether civil or criminal (other than an action by or in the right of the corporation, referred to as a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to amounts paid in settlement and reasonable expenses (including attorney's fees) incurred in connection with the defense or settlement of such actions, and the statute does not apply in respect of a threatened action, or a pending action that is settled or otherwise disposed of, and requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. Section 721 of the BCL provides that Article 7 of the BCL is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation or by-laws. Article Ninth of the Registrant's Restated Certificate of Incorporation and Article IV, Section 6 of the Registrant's Restated By-Laws require the Registrant to indemnify its officers and directors to the fullest extent permitted under the BCL.

Set forth below is Article Ninth of the Registrant's Restated Certificate of Incorporation:

NINTH: The Corporation shall, to the fullest extent possible permitted by Sections 721 through 726 of the Business Corporation Law of New York, indemnify any and all directors and officers whom it shall have the power to indemnify under said sections from and against any and all of the expenses, liabilities or other matters referred to in or covered by such sections of the Business Corporation Law, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which the person so indemnified may be entitled under any By-Law, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his/her official capacity and as to action in another capacity by holding such office, and shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such person.

Set forth below is Article IV, Section 6 of the Registrant's Restated By-Laws:

SECTION 6. Indemnification. It is expressly provided that any and every person made a party to any action, suit, or proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he, his testator or intestate, is or was a director or officer of this corporation or of any corporation which be served as such at the request of this corporation, may be indemnified by the corporation to the full extent permitted by law, against any and all reasonable expenses, including attorneys' fees, actually and necessarily incurred by him in connection with the defense of such action or in connection with any appeal therein, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such officer or director has breached his duty to the corporation.

It is further expressly provided that any and every person made a party to any action, suit, or proceeding other than one by or in the right of the corporation to procure a judgment in its favor, whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, which any director or officer of the corporation served in any capacity at the request of the corporation, by reason of the fact that he, his testator or interstate, was a director or officer of the corporation, or served such other corporation in any capacity, may be indemnified by the corporation, to the full extent permitted by law, against judgments, fines, amounts paid in settlement, and reasonable expenses, including attorneys' fees, actually and necessarily incurred as a result of such action, suit or proceeding, or any appeal therein, if such person acted in good faith for a purpose which he reasonably believed to be in the best interests of the corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

The Registrant maintains a director and officer liability insurance policy that, subject to the terms and conditions of the policy, provides coverage up to $20,000,000 in the aggregate (subject to a $200,000 retention for securities claims and $200,000 for other claims) arising from any wrongful act (as defined by the policy) committed by a director or officer in his or her capacity as a director or officer of the Registrant. The policy reimburses the Registrant for amounts spent in lawful indemnification of a director or officer or amounts provided by the Registrant to indemnify its directors and officers as required or permitted by law.

ITEM 7. EXEMPTION FROM REGISTRATION CLAIMED

Not applicable.

ITEM 8. EXHIBITS

See Index of Exhibits on Page 34.

ITEM 9. UNDERTAKINGS

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

 provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by these paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

  (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s Annual Report pursuant to section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (h) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Exton, State of Pennsylvania, on June 13, 2008.

ACURA PHARMACEUTICALS, INC.

By:	/s/ Andrew D. Reddick
Andrew D. Reddick
President and Chief Executive Officer
(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert B. Jones and Peter A. Clemens, or either of them, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all Exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and deed requisite and necessary to be done in connection with the above premises, and fully for all intents and purposes as he might or could do in person, hereby ratifying and conforming all that said attorney-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Andrew D. Reddick	President, Chief Executive Officer and Director	June 13, 2008
Andrew D. Reddick

/s/ Richard Markham	Director	June 13, 2008
Richard Markham

/s/ William G. Skelly	Director	June 13, 2008
William G. Skelly

/s/ Bruce F. Wesson	Director	June 13, 2008
Bruce F. Wesson

/s/ William Sumner	Director	June 13, 2008
William Sumner

/s/ Immanuel Thangaraj	Director	June 13, 2008
Immanuel Thangaraj

/s/ George Ross	Director	June 13, 2008
George Ross

/s/ Peter A. Clemens	Senior Vice President and	June 13, 2008
Peter A. Clemens	Chief Financial Officer
(Principal Financial and Accounting Officer)

INDEX OF EXHIBITS

Number	Description

3.1	Restated Certificate of Incorporation of the Registrant (incorporated by reference to Appendix C to the Registrant's Proxy Statement filed on July 6, 2004).

3.2
Certificate of Amendment Reverse Splitting Common Stock and restating but not changing text of part of Article III of Restated Certificate of Incorporation (incorporated by Reference to Exhibit 3.1 to the Form 8-K filed December 4, 2007)

3.3	Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.1 to the Form 8-K filed on October 12, 2007)

5.1	Opinion of LeClairRyan as to the legality of the Common Stock of the Registrant covered by this Registration Statement

10.1	Acura Pharmaceuticals, Inc. 2005 Restricted Stock Unit Award Plan, as amended

23.1	Consent of BDO Seidman, LLP

23.2	Consent of LeClairRyan (included in Exhibit 5.1)

24.1	Power of Attorney (included on the signature page hereto)